Exhibit 99.1

PRESS RELEASE

ASPEN APPOINTS CHIEF INVESTMENT OFFICER

HAMILTON, Bermuda, July 16 2021 – Aspen Insurance Holdings Limited (“Aspen”) is pleased to announce the appointment of Aileen Mathieson as Group Chief Investment Officer (CIO), effective November 15, 2021. Aileen will be based in London and join the Group Executive Committee.

Aileen brings over 15 years of investment and financial experience and joins from Aberdeen Standard Investments where she was Global Head of Insurance. Prior to this, she was CIO, UK Life for Zurich and during her career also held senior finance roles at Nucleus Financial Group plc, Standard Life Group, Diageo plc and EMI Music. Aileen started her career at KPMG.

Aileen takes up the role of Chief Investment Officer following the retirement of Bryan Astwood. Bryan will continue as an Advisor to Group Executive Chairman and CEO, Mark Cloutier, and he will remain a director of Aspen Bermuda Limited.

Mark Cloutier, Executive Chairman and Group Chief Executive Officer, said: “I am delighted that we are appointing an individual of Aileen’s calibre as our new Chief Investment Officer. During a time when we are seeing increased periods of heightened market volatility, it is important that we are managing our investment portfolio effectively and proactively to deliver positive investment returns, complementing our strategic focus on driving disciplined underwriting performance. Aileen brings an impressive track record in managing investments in the insurance sector and, with her excellent leadership experience and strong communication skills, I look forward to her being an active and engaged member of our executive team.”

Aileen Mathieson commented: “I’m excited to join Aspen; the opportunity to join a dynamic organization with strong momentum and a clear vision for its future was compelling. I look forward to working with Mark and his team to lead the investment function and to delivering positive returns for the Group while continuing to support the business’ ongoing balance sheet strength.”

-Ends-

For further information:

Media
Josh Brekenfeld
Corporate Development and Communications Director
Josh.brekenfeld@aspen.co
+ 44 (0) 7884 664801

Cecile Locurto
Vice President, Group Communications
Cecile.locurto@aspen.co
646.352.2828

About Aspen Insurance Holdings Limited
Aspen provides reinsurance and insurance coverage to clients in various domestic and global markets through wholly-owned subsidiaries and offices in Australia, Bermuda, Canada, Singapore, Switzerland, the United Kingdom and the United States. For the year ended December 31, 2020, Aspen reported $13.2 billion in total assets, $7.2 billion in gross reserves, $3.0 billion in total shareholders’ equity and $3.7 billion in gross written premiums. Aspen's operating subsidiaries have been assigned a rating of “A-” by Standard & Poor’s Financial Services LLC and an “A” (“Excellent”) by A.M. Best Company Inc. For more information about Aspen, please visit www.aspen.co.

For more information about Aspen, please visit www.aspen.co.

Cautionary Statement Regarding Forward-Looking Statements:
This communication and other written or oral statements made by or on behalf of Aspen contain forwardlooking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and 2 Section 21E of the Securities Exchange Act of 1934, as amended, that are made under the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. In particular, statements using words such as “may,” “seek,” “will,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. Forward-looking statements reflect Aspen’s current views, plans or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive and other risks, uncertainties and contingencies. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Aspen or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as otherwise required by law.

There are or will be important factors that could cause actual results to differ materially from those expressed in any such forward-looking statements, including, but not limited to, factors affecting future results disclosed in Aspen’s filings with the SEC, including but not limited to those discussed under Item 3D, “Risk Factors” in Aspen’s Annual Report on Form 20-F for the year ended December 31, 2020, each of which is incorporated herein by reference.